SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

YUM CHINA HOLDINGS, INC.
(Name of Issuer - as specified in its charter)

Common Stock
(Title of Class of Securities)

98850P109
(CUSIP Number)

Ena Leung 28 Hennessy Road, 28th Floor Hong Kong +852 3767 5126
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Primavera Capital Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,982,892(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,982,892(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,982,892(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON
IA

(1) This amount includes 16,364,778 shares of common stock currently held and 7,309,057 shares of common stock issuable under each of Warrant 1 and Warrant 2 (as such terms are defined in the Investment Agreement dated September 1, 2016 among YUM! Brands, Inc., Yum China Holdings, Inc. (the "Company") and Pollos Investment L.P., filed as Exhibit 10.11 to the Company's Amended Form 10 filed on September 16, 2016).

1	NAME OF REPORTING PERSON

Pollos Investment GP Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,982,892(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,982,892(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,982,892(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This amount includes 16,364,778 shares of common stock currently held and 7,309,057 shares of common stock issuable under each of Warrant 1 and Warrant 2.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the initial Schedule 13D filed by Primavera Capital Management Ltd, a Cayman Islands exempted company with limited liability ("Primavera Management"), and Pollos Investment GP Ltd, a Cayman Islands exempted company with limited liability ("Pollos GP" and, together with Primavera Management, the "Reporting Persons"), with the Securities and Exchange Commission on November 15, 2016 (the "Initial Schedule 13D"), is hereby amended and restated in its entirety as follows:
Based on the most recent information available to the Reporting Persons, Yum China Holdings, Inc. (the "Company") has 396,736,816 shares of the common stock ("Shares") outstanding (including the Shares issuable under Warrant 1 and Warrant 2 (as such terms are defined in the Investment Agreement dated September 1, 2016 among YUM! Brands, Inc. (the "Parent Company"), the Company and Pollos Investment L.P. ("Pollos Investment"), filed as Exhibit 10.11 to the Company's Amended Form 10 filed on September 16, 2016 (the "Investment Agreement")).  As of January 9, 2017, the Reporting Persons may be deemed to beneficially own 30,982,892 Shares, which represents approximately 7.8% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons, Primavera Holdings Limited, a Cayman Islands exempted company with limited liability, and Fred Zuliu Hu, a citizen of Hong Kong (collectively, the "Disclosed Parties"), are as follows:
Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) Primavera Management:

30,982,892	Sole Voting and Sole Dispositive Power (1)	7.8%
(B) Pollos GP:
30,982,892	Shared Voting and Shared Dispositive Power (2)	7.8%
(C) Primavera Holdings:
0	None	0%

(D) Fred Zuliu Hu:
8,710	Sole Voting and Sole Dispositive Power (3)	0%

____________________
(1)
Because Primavera Management is the investment manager of Primavera Capital Fund II L.P. and, as such, holds discretionary investment authority and voting power with respect to shares of its portfolio companies, including the Shares of the Company held through its investment subsidiary Pollos Investment, it could be deemed to have the sole power to vote and dispose or direct the disposition of such Shares.

(2)
Because Pollos GP is the general partner of Pollos Investment and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares of the Company, it could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)	Fred Zuliu Hu directly holds these Shares and thus may be deemed to have the sole power to vote and dispose of such Shares.
TRANSACTIONS
All of the Shares reported herein were acquired in a private placement transaction (the "Transaction") pursuant to the Investment Agreement which closed contemporaneous with the spinoff of the Company from the Parent Company on November 1, 2016.  Pursuant to the Investment Agreement, $410,000,000 in cash was paid in consideration for the Shares reported herein. 17,064,172.74 Shares were initially issued directly to Pollos Investment and made subject to a post-closing adjustment on January 9, 2017 whereby 699,394.74 Shares were returned to the Company for par valuein accordance with the terms of Sections 2.4(a) and (b) of the Investment Agreement based on the Adjusted VWAP Price Per Share (as such term is defined in the Investment Agreement) of $27.23 at the close of the Measurement Period (as such term is defined in the Investment Agreement).
Pollos Investment acquired the right to receive the Warrants, the forms of which are filed as Exhibits 10.3 and 10.4 to the Company's Form 8-K filed on January 9, 2017, as part of the Transaction.  The Warrants were issued to Pollos Investment by the Company on January 9, 2017 and may be exercised at any time or from time to time through October 31, 2021.  The exercise price of Warrant 1 is $31.40 per Share and the exercise price of Warrant 2 is $39.25 per Share.
On November 11, 2016, Fred Zuliu Hu received a total of 8,710 Shares as his annual retainer for his service on the Company's board of directors.
Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
The second paragraph of Item 6 of the Initial Schedule 13D is hereby deleted and replaced with the following:
Pollos Investment has also acquired the Warrants as described above, the forms of which are filed as Exhibits 10.3 and 10.4 to the Company's Form 8-K filed on January 9, 2017 and which are incorporated by reference herein.
Item 7.     Materials Filed as Exhibits.
The following exhibits have been previously filed as set forth below and are incorporated by reference herein:
Exhibit A – Forms of Warrants – previously filed as Exhibits 10.3 and 10.4 to the Company's Form 8-K filed on January 9, 2017.
Exhibit B – Joint Filing Agreement – previously filed as Exhibit B to the Initial Schedule 13D.
In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Disclosed Parties expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURE

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this Amendment No. 1 to the Statement on Schedaule 13D.

PRIMAVERA CAPITAL MANAGEMENT LTD

Date: January 19, 2017	By:	/s/ Fred Hu
	Name:	Fred Hu
	Title	Authorized Signatory

POLLOS INVESTMENT GP LTD

Date: January 19, 2017	By:	/s/ Ena Leung
	Name:	Ena Leung
	Title	Authorized Signatory